UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-40816

Argo Blockchain plc
(Translation of registrant’s name into English)

9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Item 1.01	Entry into a Material Definitive Agreement.

On November 17, 2021, Argo Blockchain plc (the “Company”) completed the previously announced offering (the "Offering") of $40,000,000, in the aggregate, of the Company’s 8.75% Senior Notes due 2026 (the “Notes”).

The Notes were sold pursuant to the Company’s Registration Statement on Form F-1, as amended (File No. 333-260857), which was declared effective by the Securities and Exchange Commission (the “Commission”) on November 12, 2021. The Notes were issued pursuant to the First Supplemental Indenture (the “First Supplemental Indenture”), dated as of November 17, 2021, between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”). The First Supplemental Indenture supplements the Indenture entered into by and between the Company and the Trustee, dated as of November 17, 2021 (the “Base Indenture” and, together with the First Supplemental Indenture, the “Indenture”).

The public offering price of the Notes was 96.5% of the principal amount (i.e., $24.125). The Company received net proceeds after discounts and commissions, but before expenses and payment of the structuring fee, of approximately $38,600,000. The Company intends to use the net proceeds from this Offering for general corporate purposes, the construction of, and purchase of mining machines for, its Texas cryptocurrency mining facility and potentially acquisitions of, or investments in, complementary businesses in the cryptocurrency and blockchain technology industries.

The Notes bear interest at the rate of 8.75% per annum. Interest on the Notes is payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, commencing January 31, 2022. The Notes will mature on November 30, 2026.

The Company may redeem the Notes for cash in whole or in part at any time (i) on or after November 30, 2023 and prior to November 30, 2024, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after November 30, 2024 and prior to November 30, 2025, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after November 30, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. In addition, the Company may redeem the Notes, in whole, but not in part, at any time at its option, at a redemption price equal to (1) 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events and (ii) 100.0% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, in the event of various tax law changes after November 17, 2021 and other limited circumstances that requires the Company to pay additional amounts. On and after any redemption date, interest will cease to accrue on the redeemed Notes. If the Company is redeeming less than all of the Notes, the Trustee will select the Notes to be redeemed by such method as the Trustee deems fair and appropriate in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances.

The Indenture also contains customary events of default and cure provisions. If an uncured default occurs and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes may declare the Notes to be immediately due and payable.

The Notes are senior unsecured obligations of the Company and rank equal in right of payment with the Company’s existing and future senior unsecured indebtedness.

The foregoing description of the Indenture and the Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture and the form of Note. Copies of the Base Indenture, the First Supplemental Indenture and the form of Note are attached to this Current Report on Form 6-K as Exhibits 4.1, 4.2 and 4.2.1, respectively, and are incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information in Item 1.01 above is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

EXHIBIT INDEX

Exhibit No.	Description

4.1	Indenture dated as of November 17, 2021, between Argo Blockchain plc and Wilmington Savings Fund Society, FSB, as trustee.

4.2	First Supplemental Indenture dated as of November 17, 2021, between Argo Blockchain plc and Wilmington Savings Fund Society, FSB, as trustee.

4.2.1	Form of 8.75% Senior Note due 2026 (included as Exhibit A to 4.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGO BLOCKCHAIN PLC
Date: November 17, 2021
	By:	/s/ Peter Wall
Name: Peter Wall
Title: Chief Executive Officer